199 South Los Robles Avenue, Suite 200  -  Pasadena, California  91101
Tel (626) 585-5920  -  Fax  (626) 585-5929

July 9, 2015
To the Shareholders of
CNL Lifestyle Properties, Inc.

RE:	notification of offer to purchase
Highest Offer to Purchase Shares

Dear Shareholder:

KM Investments, LLC is offering to purchase 350,000 common shares (the "Shares"), in CNL Lifestyle Properties, Inc. (the "Corporation"), for cash in the amount of $3.00 per share upon the terms and subject to the conditions set forth in our Offer to Purchase dated July 9, 2015, and the related Transfer Agreement.  Investors should consider the following:

•	Our offer exceeds by 20% the highest third-party offer for Shares of which we are aware, based on a review of public SEC filings.

•	The Corporation’s estimated Net Asset Value per Share has dropped from $7.31 in 2012, to $6.85 in 2013, to $5.20 in 2014, a 29% reduction.

•	The Corporation recently cut its dividend rate again, this time by more than 50%.

•	The Corporation suspended its redemption program and has no expectation of reinstating it, and the Shares are not traded on any public market.

•
The Corporation has admitted you will probably not receive back all of your investment. In its Annual Report, the Corporation states that they are pursuing an exit strategy but, in their view, it is unlikely they will be able to sell their assets for enough to return all stockholders’ invested capital.

The above statements are only some of the considerations regarding the Offer. For a complete copy of the Offer to Purchase, and the Transfer Agreement to sell your Shares, please visit the following website and follow the instructions below:

Go to:  www.vroomspro.com/Login.aspx
Login: CNL Shareholder
Password: Password1 (case sensitive)

You may also obtain a copy from the SEC’s EDGAR website at www.sec.gov.  The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.  If you would like a complete copy of the Offer mailed or emailed to you at no charge, please contact Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to CNLLifestyleOffer@everestworld.com.

Unless extended, our offer will expire at 5:00 pm Pacific Time on August 10, 2015.

Very truly yours,
KM Investments, LLC